GUILDHALL MINERALS LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying interim financial statements for Guildhall Minerals Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim statements by an entity’s auditors.

BALANCE SHEET

STATEMENT OF LOSS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

JANUARY 23, 2008

VANCOUVER, BRITISH COLUMBIA

Guildhall Minerals Ltd.

BALANCE SHEET

(Expressed In Canadian Dollars)

(Prepared by management)

	December 31, 2007	March 31, 2007
	(unaudited)	(audited)

ASSETS

CURRENT
Cash and cash equivalents	$572,591	$176,211

MINERAL PROPERTIES (Note 3)	32,500	32,501

	$605,091	$208,712

LIABILITIES

CURRENT
Accounts payable (Note 4)	$87,860	$112,501
Due to related party (Note 4(a))	11,111	15,775

	98,971	128,276

SHAREHOLDERS’ EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 5)	10,457,143	9,915,988
CONTRIBUTED SURPLUS	60,000	60,000
DEFICIT	(10,011,023)	(9,895,552)

	506,120	80,436

	$605,091	$208,712

Going Concern (Note 1)

Commitments (Note 3)

Contingencies (Note 8)

Subsequent Event (Note 9)

APPROVED ON BEHALF OF THE BOARD:

“Michael Laidlaw”	“Carl R. Jonsson”
Michael Laidlaw	Carl R. Jonsson

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

STATEMENT OF LOSS AND DEFICIT

(Expressed In Canadian Dollars)

(Unaudited - Prepared by management)

	Nine Months Ended December 31, 2007	Nine Months Ended December 31, 2006	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006

REVENUE
Interest Income	$ 570	$ -	$ -	$ -

EXPENSES
Management fees (Note 4(a))	22,500	22,500	7,500	$ 7,500
Office and general	75,985	53,484	25,342	9,960
Professional fees and disbursements	28,670	57,950	2,753	40,975
Exploration expense tax credit	(11,115)	-	-	-
Gain on debt settlement	-	(51,500)	-	(51,500)
Write-down of mineral properties (Note 3)	1	-	-	-
	116,041	82,434	35,595	6,935

NET LOSS FOR THE PERIOD	(115,471)	(82,434)	(35,595)	(6,935)

DEFICIT, BEGINNING OF THE PERIOD	(9,895,552)	(9,679,330)	(9,975,428)	(9,754,829)

DEFICIT, END OF THE PERIOD	$ (10,011,023)	$ (9,761,764)	$ (10,011,023)	$ (9,761,764)

BASIC AND DILUTED LOSS PER SHARE	$ (0.009)	$ (0.021)	$ (0.003)	$ (0.002)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (comparative figures -reverse split - Note 5(a))	12,257,996	3,900,271	12,257,996	3,900,271

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

STATEMENT OF CASH FLOWS

(Expressed In Canadian Dollars)

(Unaudited - Prepared by management)

	Nine Months Ended December 31, 2007	Nine Months Ended December 31, 2006	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$ (115,471)	$ (82,434)	$ (35,595)	$ (6,935)
Adjust for items not involving cash:
Gain on debt settlement	-	(51,500)	-	(51,500)
Write-down of mineral properties	1	-	-	-
Accrued management fees and expenses	33,392	34,862	13,747	10,291
	(82,078)	(99,072)	(21,848)	(48,144)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	15,259	56,478	14,684	35,057
Prepaid expenses	-	2,400	-	-
Due to related party	(10,756)	-	(2,652)	-

CASH USED IN OPERATING ACTIVITIES	(77,575)	(40,194)	(9,816)	(13,087)

INVESTING ACTIVITIES
Acquisition of mineral property	-	-	-	-
Deferred exploration costs	-	(11,711)	-	(6,711)

	-	(11,711)	-	(6,711)

FINANCING ACTIVITIES
Private placement subscriptions cancelled	-	(27,500)	-	(17,500)
Warrants exercised	473,955	-	473,955	-
Private placement subscriptions received	-	10,000	-	10,000

	473,955	(17,500)	473,995	(7,500)

INCREASE (DECREASE) IN CASH	396,380	(69,405)	464,139	(27,298)

CASH, BEGINNING	176,211	79,992	108,452	37,885

CASH, ENDING	$ 572,591	$ 10,587	$ 572,591	$ 10,587

SUPPLEMENTARY CASH FLOW INFORMATION:  (Note 6)

The accompanying notes are an integral part of the financial statements

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007

(Expressed In Canadian Dollars)

(unaudited – Prepared by management)

NOTE 1.

NATURE OF OPERATIONS

Guildhall Minerals Ltd. was incorporated under the Company Act of the Province of British Columbia on September 30, 1968.  On September 1, 2005 the shareholders of the Company authorized a name change from Global Net Entertainment Corp. to Guildhall Minerals Ltd. (effective February 21, 2006) and proposed a consolidation of its share capital on a one-for-five basis.  The share consolidation received regulatory approval and took effect on November 17, 2006 (Note 5(a)).  The shares of the Company are trading on the NEX board of the TSX Venture Exchange.

The Company is an exploration stage company engaged principally in the acquisition, exploration and development of mineral claims.  The recovery of the Company’s investment in mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and any future proceeds from the disposition of those reserves.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business.  The Company continues to incur losses and at December 31, 2007 had an accumulated deficit of $10,011,023.  The ability of the Company to continue operations as a going concern is dependent upon raising additional working capital, settling its outstanding debts and generating profitable operations.  Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets and liabilities may be required.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted principals for interim financial information and are presented in Canadian dollars.  Accordingly, they may not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the nine month period ended December 31, 2007 are not necessarily indicative of the results that may be expected for the year ended March 31, 2008.

Comparative Figures

The comparative figures have been reclassified where applicable to conform to the presentation used in the current period.

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties (Continued)

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to which costs are capitalized or charged as impairment charges.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property interests and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the period.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures has been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, and accounts payable and accrued liabilities and amounts due to related parties.  The fair value of the Company’s financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

The fair value of amounts due to a related party is not determinable as there are no stated repayment terms (Note 4(a)).

The fair value of the Company’s rights to purchase net smelter royalties (“NSR”) (refer to Note 3) is not determinable at the current stage of the Company’s exploration program.  No value has been assigned by management.  The Company does not use any derivative or hedging instruments.

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5(b).  The Company adopted the accounting standards of the Canadian Institute of Chartered Accountants (“CICA”) regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

The Company is not exposed to significant credit concentration or interest rate risk.

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Management is of the opinion that the Company does not have any asset retirement obligations at this time.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

NOTE 3.

MINERAL PROPERTIES

As of December 31, 2007, accumulated costs with respect to the Company’s interest in mineral properties owned, leased or under option, consisted of the following:

	Bridge Claims	Stellar Property	Total

Balance, March 31, 2007	$32,500	$1	$32,501
Acquisition Costs	-	-	-
Exploration and Development Costs	-	-	-
Write Down of mineral properties	-	(1)	(1)

Balance, December 31, 2007	$32,500	$-	$32,500

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 3.

MINERAL PROPERTIES (Continued)

Stellar Property, New Westminster Mining Division, B.C.

On March 8, 2005 the Company entered into an option agreement, subsequently amended September 6, 2005, November 9, 2005 and June 26, 2006 with a third party to acquire 28 contiguous mineral claims north east of Harrison Lake in the Province of British Columbia.

As at June 30, 2007 the Company was in default of the terms of the Option Agreement.  A request was made to the optionor to negotiate revisions to the terms of the Option Agreement.  No response had been received and on July 17, 2007 the Company gave written notice of termination as provided by the agreement (see Note 8).

Bridge Claims, Lillooet Mining Division, B.C.

On February 20, 2007 the Company entered into an option agreement to acquire the Bridge mineral claims located south of Carpenter Lake and west of Gold Bridge in B.C.  The option calls for:

a)

the payment of $2,500 upon the execution of this agreement (paid February, 2007)

b)

the issuance of 400,000 shares as follows:

i.

100,000 shares upon the acceptance of the Agreement by the Exchange (issued March 2007);

ii.

100,000 on or before February 15, 2008;

iii.

100,000 on or before February 15, 2009; and

iv.

100,000 on or before February 15, 2010;

c)

the expenditure on or in relation to exploration work on or relating to the claims not less than the following amounts (total of $250,000) on or before the following dates:

i.

$50,000 on or before February 15, 2008

ii.

an aggregate cumulative total of not less than $150,000 on or before February 15, 2009;

iii.

an aggregate cumulative total of not less than $250,000 on or before February 10, 2010.

d)

the issuance of 200,000 shares within 60 days after the receipt by the Company of a positive feasibility study.

The optionor retains the rights to a Net Smelter Return (“NSR”) of 2.5% but the Company has the right to purchase up to 1.5 % of the NSR from the optionor at a cost of $500,000 for each 0.5% NSR purchased.

NOTE 4.

RELATED PARTY TRANSACTIONS

During the period ended December 31, 2007 the Company incurred:

a)

$22,500 for management fees to a director (2006 - $22,500).  At December 31, 2007 $11,111 (2006 - $10,291) is owing to this director for fees and expenses incurred on behalf of the Company.  The outstanding amounts are non-interest bearing and without specific repayment terms.  (See Note 5(a)).

b)

Legal fees and disbursements of $22,070 (2006 - $46,468) to a law firm of which a director is a principal.  As at December 31, 2007 $10,306 (2006 - $32,850) is owing to this firm and is included in accounts payable. (See Note 5(a)).

c)

$27,000 (2006 – $Nil) for administrative and accounting services to a company controlled by a director.  As at December 31, 2007 $11,220 (2006 – $Nil) is owing to this company and is included in accounts payable. (See Note 5(a)).

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with third parties.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 5.

SHARE CAPITAL

a)  Capital Stock

Authorized:

Unlimited common shares without par value

Issued:

	Number	Value
		$
Balance at March 31 2006 (reverse split – Note5(a))	3,662,412	9,021,948
Shares issued under debt settlement arrangements
At $0.10 per share	4,489,400	448,940
At $0.32 per share	80,000	32,000
Non-brokered private placement – Shares issued for cash at $0.10 per share	1,830,000	183,000
Balance at December 31, 2006	10,061,812	9,685,888
Non-brokered private placement - Shares issued for cash at $0.10 per share	2,001,000	200,100
Shares issued for mineral properties at $0.30 per share	100,000	30,000
Balance at March 31, 2007	12,162,812	9,915,988
Shares issued under debt settlement arrangements at $0.21 per share	320,000	67,200
Shares issued for warrants exercised at $0.15 per share	3,159,700	473,955
Balance at December 31, 2007	15,642,512	10,457,143

On November 17, 2006 the Company consolidated its share capital on a one for five basis, reducing outstanding number of common shares to 3,662,412.  All references to the issuance, granting, and exercising of common stock, stock options and warrants and loss per share amounts in these financial statements have been adjusted to reflect the retro-active effect of the five for one share consolidation.

On December 12, 2006 the Company issued 4,489,400 units at a price of $0.10 per unit to settle outstanding debts aggregating $448,940.  Each unit consisted of one common share of the Company and one-half warrant.   One warrant entitled the holder to subscribe for one additional share at a price of $0.15 until December 12, 2007.  These share purchase warrants were exercised and proceeds received by December 12, 2007.

On December 13, 2006 the Company issued 80,000 common shares pursuant to a debt settlement agreement dated February 5, 2004 to an arms length creditor.

On November 28, 2007 the Company issued 320,000 commons shares at a price of $0.21 per share pursuant to debt settlement agreements with its three officers to settle amounts owing to them or their firms in the aggregate of $67,200 for services rendered.

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 5.

SHARE CAPITAL (Continued)

The Company completed a 3,831,000 unit non-brokered private placement in two tranches.  On December 19, 2006 1,830,000 units, at a price of $0.10 per unit, were issued for proceeds of $183,000.  Each unit consisted of one common share of the Company and one-half warrant.  One warrant entitled the holder to subscribe for one additional common share at a price of $0.15 until December 12, 2007.  (These share purchase warrants were exercised and proceeds received as at December 12, 2007.)  On January 10, 2007 2,001,000 units, at a price of $0.10 per unit, were issued for proceeds of $200,100 under the same terms and conditions.  One warrant entitles the holder to subscribe for one additional common share at a price of $0.15 until January 10, 2008.  See Note 9.

The grant date fair value of the warrants granted in connection with above issuances was estimated to be $Nil, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

b)  Stock Options

A summary of the Company’s stock options as of December 31, 2007 and 2006 and changes during the year are as follows:

	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	-	-	115,000	0.75
Granted	-	-	-	-
Expired or cancelled	-	-	(55,000)	0.75
Outstanding, end of period	-	-	60,000	0.85

On September 1, 2005, the Company adopted a formal stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares.  As at December 31, 2007 no options have been issued under this plan.  The weighted average remaining life of stock options as at December 31, 2006 was 0.22 years.

c)   Warrants

As at December 31, 2007 the Company had outstanding share purchase warrants to acquire 1,000,500 common shares of the Company at an exercise price of $0.15 per share until January 10, 2008.  The weighted average remaining life of all outstanding share purchase warrants was 0.027 years at December 31, 2007 (2006 – 0.95 years).

A summary of the Company’s warrants as of December 31, 2007 and 2006, and changes during the year are as follows:

	2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	4,160,200	0.15	4,160,200	0.15
Issued	-	-	-	-
Exercised	3,159,700	0.15	-	-
Outstanding, end of period	1,000,500	0.15	4,160,200	0.15

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 6.

SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006
	$	$

a) Non-cash financing activities
Shares issued for debt settlement arrangements (Note 5a):
Accounts payable and accrued liabilities	39,900	252,760
Due to related party	27,300	228,180
	67,200	480,940

b) Other
Cash paid for interest during the period	-	-
Cash paid for income taxes during the period	-	-
	-	-

NOTE 7.

FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2007	2006
	$	$
Loss before income taxes	(115,471)	(82,434)
Corporate tax rate	34.1%	34.1%

Expected tax expense (recovery)	(39,375)	(28,110)
Increase (decrease) resulting from:
Change in future tax asset valuation allowances	39,375	28,110
	-	-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006
	$	$
Estimated non-capital losses available	2,574,464	1,102,446
Estimated resource deductions	2,688,606	2,681,895
Share issuance costs deductible for tax	-	-
Unamortized equipment in excess of net book value	-	179,415
	5,263,070	3,963,756
Estimated corporate income tax rate	34.1%	34.1%

Potential future income tax assets	1,794,707	1,351,640
Less: valuation allowance	(1,794,707)	(1,351,640)
Net future income tax asset	-	-

GUILDHALL MINERALS LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007

(Expressed In Canadian Dollars)

(unaudited – prepared by management)

NOTE 7.

FUTURE INCOME TAXES (Continued)

At December 31,, 2007, the Company has non-capital losses of approximately $2,574,464 which may be applied to reduce taxable income of future years.  The non-capital losses expire as follows:

Year	$
2008	639,135
2009	392,709
2010	347,677
2014	141,214
2015	88,880
2026	125,055
2027	724,323
2028	115,471
2,574,464

The Company has certain resource related deductions and other losses which may be available to be offset against future taxable income in Canada.  The benefits of all these deductions are not reflected in these financial statements as the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, and accordingly the Company has recorded a valuation allowance of 100%.  The realization of any of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

NOTE 8.

CONTINGENCIES

In 2003 Management started the process of appraising certain old accounts payable that were submitted to the Company for payment while the Company was under previous management.  Current management has completed this review and concluded that many of these accounts were not proper liabilities of the Company and as a result, the Company wrote off $306,276 of these accounts payable in fiscal 2004.  Although none of these creditors have attempted to enforce payment, it is possible that an action may be commenced against the Company, which will be defended and opposed by the Company.

During fiscal 2003 the Company entered into an agreement to acquire used slot machines and related gaming equipment from a company for a total cost of $243,608.  The purchase was to be funded by cash of $55,640 and the balance by way of advances towards private placements of 250,624 shares of the Company at $0.75 per share.  The shares were to be issued to two placees on the understanding that they had advanced $187,968 to the vendor.  Although these shares were issued from treasury, they were never released by the Company pending confirmation of payment to the vendor and therefore, no share value was recorded.  The Company subsequently concluded that the said amount of $187,968 was not advanced and cancelled the shares in fiscal 2006.  It is possible that a claim for the shares could be made against the Company which will be disputed by management.

 The option agreement with respect to the Stellar Property provides that the Company is to maintain the claims in good standing for one year after termination.  As these claims are in good standing until December 28, 2007, the Company may be required to pay approximately $25,000 to put the claims in good standing until August 17, 2008.

NOTE 9.

SUBSEQUENT EVENT

On January 10, 2008, 1,000,500 share purchase warrants were exercised at $0.15 per share for proceeds of $150,075.